Exhibit 99.1

Pagaya Technologies Ltd.
January 23, 2024
Dear Shareholder,
You are cordially invited to attend a Special General Meeting of Shareholders (the “Meeting”) of Pagaya Technologies Ltd. (“Pagaya” or the “Company”), to be held on Thursday, February 15, 2024, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time). The Meeting will be held online at www.virtualshareholdermeeting.com/PGY2024SM.
At the Meeting, the Company’s shareholders will be asked to consider and vote on the matter listed in the enclosed Notice of Meeting of Shareholders (the “Notice”). Pagaya’s board of directors unanimously recommends that you vote “FOR” the proposal listed in the Notice. Only shareholders who held shares at the close of business on January 19, 2024, are entitled to notice of, and to vote at, the Meeting.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.
We look forward to greeting as many of you as can attend the Meeting.
Sincerely,

/s/ Avi Zeevi
Avi Zeevi
Chairman of the Board of Directors

PAGAYA TECHNOLOGIES LTD.
Notice of Special General Meeting of Shareholders
NOTICE IS HEREBY GIVEN that a Special General Meeting (the “Meeting”) of shareholders of Pagaya Technologies Ltd. (“Pagaya” or the “Company”) will be held on Thursday, February 15, 2024, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time). The Meeting will be held online at www.virtualshareholdermeeting.com/PGY2024SM.
The Meeting is being called for the following purposes:
1.
To approve a reverse share split of the Company’s authorized, issued and outstanding Class A Ordinary Shares, without par value, authorized, issued and outstanding Class B Ordinary Shares, without par value, and authorized, issued and outstanding Series A Preferred Shares, without par value, at a ratio between a range of 1-for-10 to 1-for-15, as determined by the Board of Directors of the Company (the “Board”), to be effective, if effected, at the discretion of the Board, on a date to be determined by the Board, within 12 months of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect any such reverse share split; and

2.	To act upon any other matters that may properly come before the Meeting or any adjournment or postponement thereof.
The foregoing proposal is described in detail in the enclosed Proxy Statement, which we urge you to read in its entirety.
Our Board unanimously recommends that you vote “FOR” each of the proposals set forth in the Notice and the Proxy Statement (each as defined below).
Only shareholders of record at the close of business on January 19, 2024 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting, or any adjournment or postponement thereof.
The proxy statement (the “Proxy Statement”), along with a proxy card enabling shareholders to indicate their vote on the matter presented at the Meeting, is included with this Notice of Meeting of Shareholders (the “Notice”) and is being mailed on or about January 23, 2024 to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on our website at investor.pagaya.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, or at our registered office no later than 24 hours before the time fixed for the Meeting or presented by participants in the virtual Meeting to the chairperson of the Meeting at the time of the Meeting, in order for the proxy to be qualified to participate in the Meeting. Pursuant to the Israel Companies Law, 5759-1999 (the “Israel Companies Law”) and the applicable regulations promulgated thereunder, shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s General Counsel at Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv, Israel, or by email to PagayaProxies@pagaya.com, no later than February 5, 2024. Any position statement received will be published in a press release or a Report of Foreign Private Issuer on Form 6-K to be furnished to the SEC. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice and Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.
By Order of the Board of Directors,

/s/ Avi Zeevi
Avi Zeevi Chairman of the Board of Directors
Tel Aviv, Israel
January 23, 2024
i

PAGAYA TECHNOLOGIES LTD.
PROXY STATEMENT
SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 15, 2024
This Proxy Statement is being furnished to the holders of shares of Pagaya Technology Ltd. (“we,” “our”, “Pagaya” or the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders (the “Meeting”). Further information about the Meeting is found below.
ABOUT THE MEETING
Q:	Why am I receiving these proxy materials?
A.
You have received these proxy materials because the Board of Directors is soliciting your proxy to vote at the Meeting, or any adjournments or postponements of the Meeting. You are invited to attend the Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your shares. Instead, you may simply sign, date and mail the proxy card in the envelope provided or vote in accordance with the instructions on your proxy card, or vote by internet using the instructions on the enclosed proxy card.

Q:	When and where is the Meeting of Shareholders being held?
A:	The Meeting will be held on Thursday, February 15, 2024, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), online at www.virtualshareholdermeeting.com/PGY2024SM.
Q:	Who can attend the Meeting?
A:
Any shareholder may attend. If you wish to attend the Meeting, you can submit your questions during the Meeting and vote your shares electronically at the Meeting by visiting www.virtualshareholdermeeting.com/PGY2024SM. To participate in the Meeting virtually, you will need the control number included on your Notice or proxy card. The Meeting webcast will begin promptly at 4:00 p.m. Israel time (9:00 a.m. Eastern Time) on February 15, 2024. We encourage you to access the Meeting prior to the start time. Online check-in will begin at 3:45 p.m. Israel time, 8:45 a.m. Eastern Time, and you should allow ample time for the check-in procedures.

Q:	Who is entitled to vote?
A:
Only holders of record of Class A Ordinary Shares, without par value (“Class A Ordinary Shares”), Class B Ordinary Shares, without par value (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, “Ordinary Shares), and Series A Preferred Shares, without par value (“Series A Preferred Shares” and, together with the Ordinary Shares, the “Shares”), at the close of business on January 19, 2024 (the “Record Date”), are entitled to vote at the Meeting.

Joint holders of Shares should note that, pursuant to Article 33(d) of the Company’s current Amended and Restated Articles of Association (the “Current Articles”), the right to vote at the Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.
HOW TO VOTE YOUR SHARES
Q:	How do I vote?
A:
You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record as of the Record Date) or your voting instruction card (if you are a “street name” beneficial owner as of the Record Date) and returning it in the enclosed, prepaid and addressed envelope. If you return a signed proxy card but do not provide voting instructions, your Shares will be voted as recommended by the Board.

You may vote online during the meeting. If you wish to attend the Meeting, you can do this by visiting www.virtualshareholdermeeting.com/PGY2024SM, where you may vote and submit questions during the Meeting (please have your Notice or proxy card in hand when you visit the website). To participate in the Meeting virtually, you will need the control number included on your Notice or proxy card.
“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.
Q:	What is the difference between holding Shares as a shareholder of record and holding Shares in “street name”?
A:
Many Pagaya shareholders hold their Shares through a bank, broker or other nominee rather than directly in their own name. As explained in this Proxy Statement, there are some distinctions between Shares held of record and Shares owned in “street name.”

Shareholders of Record
If your Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those Shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Meeting.
“Street Name” Beneficial Owners
If your Shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your Shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or other nominee, which is considered, with respect to those Shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your Shares for the Meeting. You also may attend the Meeting. However, because you are not the shareholder of record, you may not vote these Shares in person at the Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the Shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your Shares.
Brokers that hold Shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. We do not believe that the proposal on the agenda of the Meeting should be considered routine. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its Shares to count for the proposal.
Q:	Does Pagaya recommend I vote in advance of the Meeting?
A:	Yes. Even if you plan to attend the Meeting virtually, Pagaya recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.
Q:	If I vote by proxy, can I change my vote or revoke my proxy?
A:	Yes. You may change your proxy instructions at any time prior to the vote at the Meeting. If you are a shareholder of record, you may do this by:
•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;
•	granting a new proxy card bearing a later date; or
•	attending the Meeting and voting virtually (attendance at the Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Meeting).
If you hold Shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?
A:
When you submit a proxy vote, you appoint Gal Krubiner, the Company’s Chief Executive Officer, and Eric Watson, the Company’s Chief Legal Officer, as your representatives at the Meeting. Your Shares will be voted at the Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 11:59 p.m., Eastern Time, on February 14, 2024) and not revoked prior to the Meeting, or which is presented to the chairperson at the Meeting, the persons named as proxies will vote the Shares represented thereby at the Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.
Q:	What does it mean if I receive more than one proxy card?
A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your Shares are voted.
ABOUT THE VOTING PROCEDURE AT THE MEETING
Q:	What constitutes a quorum?
A:
To conduct business at the Meeting, two or more shareholders must be present, virtually or by proxy, holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company. In addition, a quorum shall also require the presence in person or by proxy of at least one shareholder holding Class B Ordinary Shares.

Shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.
Q:	What happens if a quorum is not present?
A:
If a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairperson of the Meeting may determine.

Q:	How will votes be counted?
A:
Each outstanding Class A Ordinary Share is entitled to one (1) vote. Each outstanding Class B Ordinary Share is entitled to ten (10) votes. Each outstanding Series A Preferred Share is entitled to one (1) vote for each Ordinary Share into which the Preferred Share could be converted as of the Record Date. The Series A Preferred Shares will vote together with the Ordinary Shares, as a single class and not as a separate class, on the proposals to be presented at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.
Q:	What vote is required to approve the proposal presented at the Meeting?
A:
The Proposal (the approval of a reverse share split of the Company’s authorized, issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Series A Preferred Shares at a ratio between a range of 1-for-10 to 1-for-15, as determined by the Board, to be effective, if effected, at the discretion of the Board, on a date to be determined by the Board, within 12 months of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect any such reverse share split) requires that an affirmative vote of a majority of the voting power of the Company represented and voting by proxy or virtually at the Meeting on the matter presented is necessary for the approval of the proposal. The Board unanimously recommends that shareholders vote “FOR” the proposal set forth in the Notice and the Proxy Statement.

Except for the purpose of determining a quorum, abstentions and broker non-votes are not treated as votes cast and are not counted in determining the outcome of the proposal.

On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.
If two or more persons are registered as joint owners of any Share, the right to vote at the Meeting and/or the right to be counted as part of the quorum will be conferred exclusively upon the more senior among the joint owners attending the meeting by proxy or virtually. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.
Q:	How will my Shares be voted if I do not provide instructions on the proxy card?
A:
If you are the record holder of your Shares and do not specify on your proxy card how you want to vote your Shares, your Shares will be voted in favor of the proposal in accordance with the recommendation of the Board:

1.
“FOR” the approval of a reverse share split of the Company’s authorized, issued and outstanding Class A Ordinary Shares, without par value, authorized, issued and outstanding Class B Ordinary Shares, without par value, and authorized, issued and outstanding Series A Preferred Shares, without par value, at a ratio between a range of 1-for-10 to 1-for-15, as determined by the Board of Directors of the Company (the “Board”), to be effective, if effected, at the discretion of the Board, on a date to be determined by the Board, within 12 months of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect any such reverse share split.

2.	In accordance with the best judgment of the named proxies on any other matters properly brought before the Meeting and any postponement(s) or adjournment(s) thereof.
If you are a beneficial owner of Shares and do not specify how you want to vote, your Shares will be included in determining the presence of a quorum at the Meeting but may not be voted on any matter to be considered at the Meeting. If your Shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your Shares to be voted so you may participate in the shareholder voting on these important matters.
HOW TO FIND VOTING RESULTS
Q:	Where do I find the voting results of the Meeting?
A:
We plan to announce preliminary voting results at the Meeting and to report the final voting results following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES
Q:	Who will bear the costs of solicitation of proxies for the Meeting?
A:
The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS
Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, investor.pagaya.com. The contents of that website are not a part of this Proxy Statement.
SHARES OUTSTANDING
As of the Record Date, we had 598,298,421 Class A Ordinary Shares, 151,827,730 Class B Ordinary Shares and 60,000,000 Series A Preferred Shares outstanding. Continental Stock Transfer & Trust Company is the transfer agent and registrar for the Shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of Pagaya’s voting securities as of January 19, 2024, by:
•	each person known by Pagaya to beneficially own more than 5% of the outstanding shares of Pagaya;
•	each of Pagaya’s current executive officers and directors; and
•	all of Pagaya’s current executive officers and directors as a group.
Unless otherwise indicated, Pagaya believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Pagaya Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, Pagaya deems Ordinary Shares that a shareholder has the right to acquire, including the Pagaya Ordinary Shares issuable pursuant to the outstanding Series A Preferred Shares and options that are currently exercisable or exercisable within 60 days of January 19, 2024, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional Ordinary Shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise stated, the address of each named executive officer and director is c/o Pagaya Technologies Ltd., Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv, Israel.
The calculation of the percentage of beneficial ownership is based on 598,298,421 outstanding Class A Ordinary Shares, 151,827,730 outstanding Class B Ordinary Shares and 60,000,000 outstanding Series A Preferred Shares, as of January 19, 2024.
	Ordinary Shares
Name and Address of Beneficial Owner	Class A Ordinary Shares	Class A %	Class B Ordinary Shares	Class B %	% of Total Voting Power
Five Percent Holders:
Viola Ventures IV Entities(1)	98,109,329	16.4%	—	—%	4.6%
Oak HC/FT Partners II, L.P.(2)	126,490,534	19.2%	—	—%	5.8%
Saro, L.P.(3)	50,587,848	8.5%	—	—%	2.4%
Clal Insurance Enterprises Holdings(4)	44,446,083	7.4%	—	—%	2.1%
GIC Private Limited(5)	43,868,312	7.3%	—	—%	2.1%
Gal Krubiner(6)	5,873,719	*	127,547,625	56.9%	45.1%
Yahav Yulzari(7)	3,708,322	*	127,547,625	56.9%	45.0%
Avital Pardo(8)	5,723,536	*	147,125,988	57.2%	46.6%
Current Directors and Executive Officers of Pagaya:
Gal Krubiner(6)	5,873,719	*	127,547,625	56.9%	45.1%
Yahav Yulzari(7)	3,708,322	*	127,547,625	56.9%	45.0%
Avital Pardo(8)	5,723,536	*	147,125,988	57.2%	46.6%
Harvey Golub(9)	2,876,138	*	—	—%	*
Daniel Petrozzo(10)	2,585,749	*	—	—%	*
Avi Zeevi(11)	1,869,450	*	—	—%	*
Mircea Vladimir Ungureanu	—	—%	—	—%	—%
Amy Hald(12)	204,513	*	—	—%	—%
Nicole Torraco(13)	56,918	*	—	—%	—%
All Directors and Executive Officers of Pagaya as a Group (9 persons)	22,898,345	3.8%	402,221,238	100.0%	87.5%
*	Less than one percent.
1.
Represents 42,870,652 Class A Ordinary Shares held by Viola Ventures IV (A), L.P., 44,791,537 Class A Ordinary Shares held by Viola Ventures IV (B), L.P., 660,723 Class A Ordinary Shares held by Viola Ventures IV CEO Program, L.P., 2,467,999 Class A Ordinary

Shares held by Viola Ventures Principals Fund, L.P. and 7,318,418 Class A Ordinary Shares held by Viola IV P, L.P. (collectively, the “Viola Ventures IV Entities”). Viola Ventures 4 Ltd. (“GP”), a Cayman Island limited liability company, serves as the sole general partner of Viola Ventures 4, L.P., a Cayman Island exempted limited partnership, which serves as the sole general partner of each of the Viola Ventures IV Entities. Shlomo Dovrat, Harel Beit-On and Avi Zeevi are directors of, and collectively indirectly hold a majority of the outstanding equity interests of, an entity that serves as the sole shareholder and sole director of the GP, and, in such capacity, share the voting power and dispositive power on behalf of the Viola Ventures IV Entities with respect to these shares. The address for the Viola Ventures IV Entities, the GP and the foregoing individuals is c/o Viola Ventures, 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.
2.
Represents (i) 66,490,534 Class A Ordinary Shares and (ii) 60,000,000 Series A Preferred Shares that are convertible into Class A Ordinary Shares. Investment and voting power of the shares is exercised by Ann Lamont, Andrew Adams and Patricia Kemp. The business address of Oak HC/FT is 2200 Atlantic Street, Suite 300, Stamford, Connecticut, 06902, USA.

3.
Represents 50,587,848 Class A Ordinary Shares. Investment and voting power of the shares is exercised by Simon Glick and Sam Levinson. The business address of Saro LP is 80 Park Plaza, Suite 21A, Newark, New Jersey, 07102-4109, USA.

4.
The beneficially owned shares represent 44,446,083 Class A Ordinary Shares held by entities/or persons affiliated with Clal Insurance Enterprises Holdings Ltd. Clal Insurance Enterprises Holdings Ltd. is governed by its board of directors, and the directors on the board are Haim Samet, Yoram Naveh, Yair Bar-Touv, Sami Moalem, Shmuel Schwartz, Varda Alshech, Hana Mazal Margaliot, Ronny Maliniak and Maya Liquornik. The business address of Clal Insurance Enterprises Holdings Ltd. is 36 Raoul Wallenberg Street, Tel Aviv 6136902, Israel.

5.
The beneficially owned shares represent 43,868,312 Class A Ordinary Shares held by entities and/or persons affiliated with GIC Private Limited. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

6.
Represents (i) 22,370,221 Class B Ordinary Shares, (ii) 5,873,719 Class A Ordinary Shares, (iii) 32,699,871 Class B Ordinary Shares held in trust for Gal Krubiner by Hamilton Trust Company of South Dakota LLC, as Trustee of the Azure Sea Trust (in trust for Gal Krubiner), (iv) 61,490,470 vested options or options that will vest within 60 days of January 19, 2024 to acquire Class B Ordinary Shares and (v) 10,987,063 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

7.
Represents (i) 55,070,092 Class B Ordinary Shares, (ii) 3,708,322 Class A Ordinary Shares, (iii) 61,490,470 vested options or options that will vest within 60 days of January 19, 2024 to acquire Class B Ordinary Shares and (iv) 10,987,063 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

8.
Represents (i) 31,687,546 Class B Ordinary Shares, (ii) 5,723,536 Class A Ordinary Shares, (iii) 10,000,000 Class B Ordinary Shares held in Adams Holdings Group Limited and beneficially owned by Avital Pardo (iv) 88,957,894 vested options or options that will vest within 60 days of January 19, 2024 to acquire Class B Ordinary Shares and (iv) 16,480,548 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

9.
Represents (i) 33,937 Class A Ordinary Shares, (ii) 2,468,964 vested options to acquire Class A Ordinary Shares, (iii) 33,937 RSUs that will vest within 60 days of January 19, 2024 into Class A Ordinary Shares and (iv) 339,300 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares.

10.
Represents (i) 855,343 Class A Ordinary Shares, (ii) 1,413,724 vested options to acquire Class A Ordinary Shares, (iii) 33,937 RSUs that will vest within 60 days of January 19, 2024 into Class A Ordinary Shares and (iii) 282,745 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares. The address of Mr. Petrozzo is 35 Barron Hill Road, Easton, Pennsylvania, 18042, USA.

11.
Represents (i) 33,937 Class A Ordinary Shares, (ii) 1,518,831 vested options to acquire Class A Ordinary Shares, (iii) 33,937 RSUs that will vest within 60 days of January 19, 2024 into Class A Ordinary Shares and (ii) 282,745 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares.

12.
Represents (i) 33,937 Class A Ordinary Shares, (ii) 136,639 vested options or options that will vest within 60 days of January 19, 2024 to acquire Class A Ordinary Shares and (iii) 33,937 RSUs that will vest within 60 days of January 19, 2024 into Class A Ordinary Shares.

13.	Represents (i) 56,918 RSUs that will vest within 60 days of January 19, 2024 into Class A Ordinary Shares.

MATTERS SUBMITTED TO SHAREHOLDERS
PROPOSAL 1
APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S AUTHORIZED, ISSUED AND OUTSTANDING CLASS A ORDINARY SHARES, WITHOUT PAR VALUE, AUTHORIZED, ISSUED AND OUTSTANDING CLASS B ORDINARY SHARES, WITHOUT PAR VALUE, AND AUTHORIZED, ISSUED AND OUTSTANDING SERIES A PREFERRED SHARES, WITHOUT PAR VALUE, AT A RATIO BETWEEN A RANGE OF 1-FOR-10 TO 1-FOR-15, AS DETERMINED BY THE BOARD, TO BE EFFECTIVE, IF EFFECTED, AT THE DISCRETION OF THE BOARD, ON A DATE TO BE DETERMINED BY THE BOARD, WITHIN 12 MONTHS OF THE MEETING, AND TO APPROVE CONFORMING AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION TO REFLECT ANY SUCH REVERSE SHARE SPLIT
Our Board has recommended that our shareholders approve a reverse share split of the issued and outstanding Class A Ordinary Shares, without par value, issued and outstanding Class B Ordinary Shares, without par value, and issued and outstanding Series A Preferred Shares, without par value, at a ratio between a range of 1-for-10 to 1-for-15 (the “Ratio Range”), which final ratio is to be determined by the Board (the “Reverse Share Split”), to be effective, if effected, at the discretion of the Board, on a date to be determined by the Board within 12 months of the Meeting, and to amend and restate the Company’s Amended and Restated Articles of Association, including reducing the Company’s authorized share capital by a corresponding ratio (the “Authorized Share Reduction,” and together with the Reverse Share Split, the “Reverse Share Split Proposal”). On January 15, 2024, the Board unanimously adopted a resolution recommending that the shareholders to approve the Reverse Share Split Proposal and directing that it be submitted to our shareholders for approval. If this proposal is approved, the Board, in its sole discretion, will have the authority to decide whether to implement the Reverse Share Split Proposal and the exact ratio of the split within the Ratio Range, if the Reverse Share Split is to be implemented. If the Board decides to implement the Reverse Share Split Proposal, then the Reverse Share Split and the Authorized Share Reduction will be implemented, and both will become effective on or prior to 12 months from the date of the Meeting on a date as determined by the Board (the “Effective Date”). If the Reverse Share Split and the Authorized Share Reduction are implemented, then the number of the Shares would be reduced in accordance with the exchange ratio selected by the Board within the Ratio Range (the “Final Ratio”). If the Reverse Share Split and the Authorized Share Reduction are implemented, then we will communicate to the public, following the Effective Date, information regarding the Reverse Share Split and the Authorized Share Reduction, including the Final Ratio.
The Board, in its sole discretion, may elect not to implement the Reverse Share Split and the Authorized Share Reduction. However, the Board believes that having the authority to take such an action is an important proactive step to maintain and build shareholder value.
The affirmative vote of the holders of a majority of the Company’s voting power represented and voting by proxy or virtually at the Meeting, is required to adopt this proposal.
Purpose and Background of the Reverse Share Split Proposal
The Board determined that it would be beneficial for our Class A Ordinary Shares to be able to potentially qualify for inclusion in major U.S. stock market indices, because such inclusion could potentially enhance the marketability of our Class A Ordinary Shares and thereby potentially attract a broader range of investors, including strategic and institutional investors. One of the several criteria of such U.S. stock market indices that a listed company must demonstrate to be considered for inclusion is a price per share of such listed company’s shares that is above a threshold price for such index. Such minimum trading price varies by index but is typically above the Company’s recent trading price of our Class A Ordinary Shares on the Nasdaq Capital Market which, during the 30 day period prior to the date of this Proxy Statement, ranged between $1.05 and $1.49 per share. This price per share is lower than the threshold price per share required by many of the major U.S. stock market indices for consideration of inclusion in such indices.
Our Board has determined that it is desirable and in the best interest of the Company and shareholders to effect a reverse share split of the Class A Ordinary Shares in order to potentially meet the price per share thresholds required by major U.S. stock market indices, which is one of the criteria considered by such indices for inclusion therein. Under our Articles of Association, if a reverse share split of Class A Ordinary Shares is effected, it will also be necessary to effect a reverse share split of the Class B Ordinary Shares and Series A Preferred Shares, given that pursuant to our Articles of Association, the Series A Preferred Shares and the Class B Ordinary Shares, which are convertible on a voluntary basis, and in certain circumstances convert automatically, into an equal number of Class A Ordinary Shares.
Accordingly, we are seeking shareholder approval to effect the Reverse Share Split of the Class A Ordinary Shares, the Class B Ordinary Shares and the Series A Preferred Shares, and the Authorized Share Reduction, at a ratio within the Ratio Range of 1-for-10 to 1-for-15 as determined by the Board (the same ratio will be used for the Class A Ordinary Shares, the Class B Ordinary Shares and the Series A Preferred Shares), to be effective, if effected, at the discretion of the Board, on the Effective Date. The exact ratio of the Reverse Share Split and the Authorized Share Reduction shall be set at a whole number within the above range as determined by our Board of Directors in its sole discretion. Our Board of Directors believes that the availability of alternative Reverse Share Split ratios in the Ratio Range will provide the Board with the flexibility to implement the Reverse Share Split and the Authorized Share Reduction in a manner designed to maximize the anticipated benefits for the Company and its shareholders. In determining whether to implement the Reverse Share Split and the Authorized Share Reduction following the receipt of shareholder approval, the Board may consider, among other things, factors such as:
•
the historical trading and trading volume of the Class A Ordinary Shares, and our expected ability to achieve compliance with the threshold price-per-share requirements of major U.S. stock market indices as a result of the Reverse Share Split;

•	the expected stability of the per share price of our Class A Ordinary Shares following the Reverse Share Split;
•	the likelihood that the Reverse Share Split will result in increased marketability and liquidity of our Class A Ordinary Shares;
•	prevailing market conditions;
•	general economic conditions in our industry;
•	our market capitalization before and our expected market capitalization after the Reverse Share Split; and
•
whether, or to what extent it is likely that, the trading price of our Class A Ordinary Shares drops below $1 for a significant number of days such that Nasdaq may deliver a delisting notice to the Company.

If the Board chooses to implement the Reverse Share Split, no further action on the part of the shareholders will be required to either effect or abandon the Reverse Share Split, and our Board will be required to effect such action by a date that is within 12 months of this Meeting. Following such determination by our Board, we will issue a press release announcing the effective date of the Reverse Share Split, including the Final Ratio, and will amend our Articles of Association to effect such Reverse Share Split and the Authorized Share Reduction. The Company is also required to give notice to the Nasdaq Capital Market at least five business days, and to shareholders at least two business days, prior to the record date of the Reverse Share Split.
The Reverse Share Split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 promulgated under the Exchange Act. The Reverse Share Split is not intended to modify the rights of existing shareholders in any material respect.
If shareholders approve this Proposal 1, the Board will have the authority, at its discretion, to determine whether to implement the Reverse Share Split and may elect to not proceed with the Reverse Share Split if it determines that implementing the Reverse Share Split is no longer in the best interests of the Company and its shareholders.
Our Board intends to use the authority, at its discretion, to effect the Reverse Share Split if it believes that it will facilitate the inclusion of the Class A Ordinary Shares in stock market indices for U.S.-listed companies.
Principal Effects of the Reverse Share Split
If implemented, the principal effects of the Reverse Share Split would be that:
•
the total number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Series A Preferred Shares, including any shares held by the Company as treasury shares, would be reduced by a ratio of any whole number between 1-for-10 and 1-for-15, with such Final Ratio determined by the Board in its sole discretion. Accordingly, each of our shareholders will own fewer Shares as a result of the Reverse

Share Split. However, the Reverse Share Split will affect all shareholders uniformly and will not change any shareholder’s percentage ownership interest in the Company, except to the extent that the Reverse Share Split would result in an adjustment to a shareholder’s ownership of Shares due to the treatment of fractional shares in the Reverse Share Split. As of the Record Date, 598,298,421 Class A Ordinary Shares, 151,827,730 Class B Ordinary Shares and 60,000,000 Series A Preferred Shares were issued and outstanding, respectively. For purposes of illustration, if the Reverse Share Split is effected in the Final Ratio of 1-for-10 or 1-for-15, the number of issued and outstanding Class A Ordinary Shares after the Reverse Share Split would be approximately 59,829,842 or 39,886,561 shares, respectively, the number of issued and outstanding Class B Ordinary Shares after the Reverse Share Split would be approximately 15,182,773 or 10,121,849 shares, respectively, and the number of issued and outstanding Series A Preferred Shares after the Reverse Share Split would be approximately 6,000,000 or 4,000,000 shares, respectively;
•
the per-share exercise price of any outstanding share options would be increased proportionately and the number of Class A Ordinary Shares issuable upon the exercise of such awards would be reduced proportionately, and the number of Class A Ordinary Shares issuable under outstanding options, restricted share units and restricted share awards and all other outstanding equity-based awards would be reduced proportionately to maintain the intrinsic value of such awards;

•
the number of Class A Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the Reverse Share Split;

•
the exercise, exchange or conversion price of all other outstanding securities (including warrants) that are exercisable or exchangeable for or convertible into Class A Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

•
the number of authorized Shares would significantly decline; thus, if the reverse split is approved, the number of authorized Class A Ordinary Shares would decrease from 8,000,000,000 to between 533,333,333 and 800,000,000, the number of authorized Class B Ordinary Shares would decrease from 2,000,000,000 to between 133,333,333 and 200,000,000, and the number of authorized Series A Preferred Shares would decrease from 80,000,000 to between 5,333,333 and 8,000,000, in each case depending on the Final Ratio determined by the Board; and

•	after the effective time of the Reverse Share Split, the Class A Ordinary Shares would have a new CUSIP number, which is a number used to identify our Class A Ordinary Shares.
After the Reverse Share Split, each of the Class A Ordinary Shares, Class B Ordinary Shares and Series A Preferred Shares would have the same voting rights and rights to any dividends or other distributions by the Company as they had prior to the reverse split. In addition, we would continue to be subject to the periodic reporting and other requirements of the Exchange Act, and the Reverse Share Split would not affect our obligation to publicly file financial and other information with the SEC.
Approval of Amendments to our Articles of Association
The Reverse Share Split, if effected, will require a corresponding adjustment to the number of authorized Class A Ordinary Shares, Class B Ordinary Shares and Series A Preferred Shares. Therefore, approval of this proposal will also constitute approval of a technical amendment to Article 5 of our Articles of Association as follows (deletions are struck through):
“5. Authorized Share Capital
The authorized share capital of the Company shall consist of (i)  ~~80,000,000~~   [new number to be determined by the Board of Directors will be inserted, depending on the Final Ratio to be determined by the Board of Directors] Series A Preferred Shares, without par value (the “Preferred Shares”); (ii)  ~~8,000,000,000~~   [new number to be determined by the Board of Directors will be inserted, depending on the Final Ratio to be determined by the Board of Directors] Class A Ordinary Shares, without par value (the “Class A Shares”), and (iii)  ~~2,000,000,000~~   [new number to be determined by the Board of Directors will be inserted, depending on the Final Ratio to be determined by the Board of Directors] Class B Ordinary Shares, without par value (the “Class B Shares”, and together with the Class A Shares, the “Ordinary Shares,” and, together the Preferred Shares and the Ordinary Shares are referred to herein as the “Shares”). The rights, powers and preferences of the Preferred Shares, Class A Shares, and Class B Shares shall be as set forth in these Articles.
Fractional Shares
No certificates or scrip representing fractional Shares will be issued upon consummation of the Reverse Share Split, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of our Shares. All fractional Shares to which a shareholder would be entitled will be rounded down to the nearest whole number.
Appraisal Rights
Under the Israel Companies Law, our shareholders are not entitled to appraisal or dissenters’ rights with respect to the Reverse Share Split, and we will not independently provide our shareholders with any such rights.
Regulatory Approvals
The Reverse Share Split will not be consummated, if at all, until after approval of our shareholders is obtained. We are not obligated to obtain any governmental approvals or comply with any state or federal regulations in order to effect the Reverse Share Split.
Tax Consequences of the Reverse Share Split
Certain Israeli Tax Consequences
The Reverse Share Split should not be a taxable event for shareholders under Israeli tax laws. Shareholders should consult with their own tax advisors regarding the tax effect, if any, of the Reverse Share Split on them.
Certain U.S. Federal Income Tax Consequences
The following is a summary of certain material United States federal income tax consequences of the reverse share split to United States shareholders who hold our Ordinary Shares as capital assets for United States federal income tax purposes. This discussion does not address any state, local or non-U.S. tax or any U.S. non-income tax considerations. This discussion also does not apply to you if you are a member of a class of our shareholders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank, insurance company, or other financial institutions, a regulated investment company, a tax-exempt organization, a tax-qualified retirement plan, a person that owns ordinary shares that are a hedge, or that are hedged, against interest rate risks, a person who owns ordinary shares as part of a straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, or a person deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”), a person that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, a person that owns, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value, a partnership or other entity treated as a pass-through for U.S. federal income tax purposes (and investors therein), or certain former citizens or long-term residents of the United States. The discussion is based on the Code, its legislative history, existing, temporary and proposed regulations under the Code, published rulings and court decisions, all as of the date hereof. These laws, regulations and other guidance are subject to change, possibly on a retroactive basis. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”) regarding the United States federal income tax consequences of the reverse share split and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
A United States holder, as used herein, is a shareholder who or that is, for United States federal income tax purposes: (a) a citizen or individual resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust, if (i) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. This discussion applies only to United States holders.
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Share Split.
Except for adjustments that may result from the treatment of fractional ordinary shares as described above and subject to the discussion regarding passive foreign investment company (“PFIC”) status below, no gain or loss should be recognized by a shareholder as a result of the reverse share split, and the aggregate adjusted basis of the Ordinary Shares held by a shareholder after the reverse share split should be the same as the aggregate adjusted basis of the Ordinary Shares held by a shareholder prior to the reverse share split. The holding period for the post-reverse share split Ordinary Shares should include the period during which the shareholder held the pre-reverse share split Ordinary Shares surrendered. United States holders that hold Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular Ordinary Shares they hold after the reverse share split.
Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the reverse share split if the Company is a PFIC for the current taxable year.
A non-U.S. corporation will generally be treated as a PFIC for U.S. federal income tax purposes in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Since PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether the Company will be characterized as a PFIC for the 2024 taxable year until after the close of the year.
If we are treated as a PFIC with respect to a United States holder for the 2024 taxable year and Section 1291(f) applies to the United States holder’s exchange of pre-reverse share split Ordinary Shares for post- reverse share split Ordinary Shares pursuant to the reverse share split, the United States holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code, which may result in such gain being taxed at ordinary income tax rates and the application of interest and penalty charges. Certain U.S. tax elections may be available that would result in different tax consequences in the event that the Company is a PFIC, but such elections may or may not be available depending on the market for the Company’s stock and the U.S. holder’s particular circumstances. United States holders are urged to consult their own tax advisors regarding the application of the PFIC rules to the reverse share split, including any elections that may be available to such U.S. holder.
Implementation of the Reverse Share Split
Beneficial Holders of Ordinary Shares
Upon the implementation of the Reverse Share Split, we intend to treat Class A Ordinary Shares held by shareholders in “street name” (that is, through a bank, broker, custodian or other nominee) in the same manner as registered shareholders whose Class A Ordinary Shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Share Split for their beneficial holders holding our Class A Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have their own procedures for processing the Reverse Share Split. If a shareholder holds Class A Ordinary Shares with a bank, broker, custodian or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered “Book-Entry” Holders of Shares
Our registered shareholders may hold some or all of their Shares electronically in book-entry form. These shareholders will not have stock certificates evidencing their ownership. They are provided with a statement reflecting the number of Shares registered in their accounts. If a shareholder holds registered Shares in a book-entry form, the shareholder does not need to take any action to receive their Shares post-reverse-split in registered book-entry form. Such a shareholder entitled to post-reverse-split Shares will automatically be sent a transaction statement at the shareholder’s address of record as soon as practicable after the Reverse Share Split indicating the whole number of Shares held.
Holders of Certificated Shares
Some registered shareholders hold their Shares in certificate form or a combination of certificate form and book-entry form. If any of a shareholder’s Shares are held in certificate form, that shareholder will receive a transmittal letter from the Company’s transfer agent as soon as practicable after the effective time of the Reverse Share Split. The transmittal letter will be accompanied by instructions specifying how the shareholder may exchange its certificates representing the pre-reverse-split Shares for a statement of holding. When that shareholder submits its certificates representing the pre-reverse-split Shares, the post-reverse-split Shares will be held electronically in book-entry form. This means that, instead of receiving a new stock certificate, that shareholder will receive a statement of holding that indicates the number of post-reverse-split Shares held in book-entry form. The Company will no longer issue physical share certificates unless a shareholder makes a specific request for a physical share certificate representing the shareholder’s post-reverse-split Share ownership interest.
Beginning at the effective time of the Reverse Share Split, each certificate representing pre-reverse-share-split Shares will be deemed for all corporate purposes to evidence ownership of post-reverse-share-split Shares. Shareholders will need to exchange their old certificates for Class A Ordinary Shares in order to effect transfers of Class A Ordinary Shares on Nasdaq. If an old certificate bears a restrictive legend, the registered shares in book-entry form will bear the same restrictive legend.
Certain Risks and Potential Disadvantages Associated with the Reverse Share Split
The Reverse Share Split could result in a significant devaluation of our market capitalization and the trading price of our Class A Ordinary Shares. We cannot assure you that the proposed Reverse Share Split will increase our share price and have the desired effect of meeting the price per share criteria of major U.S. stock indices.
We cannot assure you that the Reverse Share Split, if implemented, will increase the market price of our Class A Ordinary Shares in proportion to the reduction in the number of issued and outstanding Class A Ordinary Shares or result in a permanent increase in the market price. Accordingly, the total market capitalization of our Class A Ordinary Shares after the Reverse Share Split may be lower than the total market capitalization before the Reverse Share Split and, in the future, the market price of our Class A Ordinary Shares following the Reverse Share Split may not exceed or remain higher than the market price prior to the Reverse Share Split. The effect the Reverse Share Split may have upon the market price of our Class A Ordinary Shares cannot be predicted with any certainty, and the history of similar reverse share splits for companies in similar circumstances to ours is varied. The market price of our Class A Ordinary Shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file or furnish with the SEC. If the Reverse Share Split is implemented and the market price of our Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Share Split. We cannot assure you that the Reverse Share Split will have the benefits that are intended by such Reverse Share Split or that the Class A Ordinary Shares will trade a price that will meet the price per share thresholds of major U.S. stock indices, or that the Class A Ordinary Shares will be included in any such indices even if such price thresholds are achieved or that even with inclusion in one or more such indices, a broader base of investors will be attracted to, or hold, Class A Ordinary Shares.
The Reverse Share Split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.
The Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 Class A Ordinary Shares (or less than 100 Class B Ordinary Shares or Series A Preferred Shares convertible into an equal number of Class A Ordinary Shares) on a post-reverse split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

The reduced number of Class A Ordinary Shares resulting from the Reverse Share Split could adversely affect the liquidity of our Class A Ordinary Shares.
Although the Board believes that the Reverse Share Split may result in an increase in the market price of our Class A Ordinary Shares, and encourage interest in our Ordinary Shares and possibly promote a broader investor base, the liquidity of our Class A Ordinary Shares could be adversely affected by the reduced number of Class A Ordinary Shares outstanding after the Reverse Share Split.
Interests of Certain Persons
Certain of our executive officers and directors have an interest in this proposal as a result of their ownership of Ordinary Shares. However, we do not believe that our executive officers or directors have interests in this proposal that are different than or greater than those of any of our other shareholders.
Proposed Resolution
You are requested to adopt the following resolution:
“1.
RESOLVED, to approve a reverse share split of the Company’s authorized, issued and outstanding Class A Ordinary Shares, without par value, authorized, issued and outstanding Class B Ordinary Shares, without par value, and authorized, issued and outstanding Series A Preferred Shares, without par value, at a ratio between a range of 1-for-10 to 1-for-15, as determined by the Board of Directors of the Company (the “Board”), to be effective, if effected, at the discretion of the Board, and on a date to be determined by the Board, within 12 months of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect any such reverse share split as detailed in the Proxy Statement.”

Vote Required
The affirmative vote of the holders of a majority of the Company’s voting power represented by proxy or virtually at the Meeting and voting thereon is required to adopt the foregoing resolution.
Board Recommendation
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSALS OF SHAREHOLDERS
Shareholder Proposals for the Meeting
Any shareholder of the Company that intends to present a proposal at the Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than January 26, 2024. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than February 2, 2024 in a press release or a Current Report on Form 6-K furnished to the SEC.
OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those detailed in the attached Notice.
ADDITIONAL INFORMATION
Our annual report for the fiscal year ended December 31, 2022, filed on Form 20-F with the SEC on April 20, 2023, is available for viewing and download on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of Pagaya’s website at investor.pagaya.com. In addition, our reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at investor.pagaya.com.
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.
By Order of the Board of Directors,

/s/ Avi Zeevi
Avi Zeevi
Chairman of the Board of Directors
January 23, 2024